Exhibit 5.1

[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

April 22, 2019

América Móvil, S.A.B. de C.V.

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Miguel Hidalgo

11529, Mexico City, Mexico

Ladies and Gentlemen:

We have acted as special United States counsel to América Móvil, S.A.B. de C.V. (the “Company”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, in connection with the Company’s offering pursuant to a registration statement on Form F-3 (File No. 333-227649) (the “Registration Statement”) of U.S.$1,000,000,000 aggregate principal amount of its 3.625% Senior Notes due 2029 (the “2029 Notes”), and U.S.$1,250,000,000 aggregate principal amount of its 4.375% Senior Notes due 2049 (the “2049 Notes” and, together with the 2029 Notes, the “Securities”) to be issued under an indenture, dated as of October 1, 2018 (the “Base Indenture”), among the Company, Citibank, N.A., as trustee (the “Trustee”), registrar and transfer agent, and Citibank, N.A., London Branch, as paying agent (the “Paying Agent”), as supplemented by the First Supplemental Indenture, dated as of April 22, 2019 (the “First Supplemental Indenture”), and the Second Supplemental Indenture, dated as of April 22, 2019 (the “Second Supplemental Indenture” and, together with the First Supplemental Indenture, the “Supplemental Indentures”), each among the Company, the Trustee and the Paying Agent.

In arriving at the opinion expressed below, we have reviewed the Registration Statement, including the Base Indenture, which is filed as an exhibit thereto, and we have reviewed the Supplemental Indentures and the global notes representing the Securities, as executed by the Company and authenticated by the Trustee. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company

América Móvil, S.A.B. de C.V., p. 2

and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that each of the 2029 Notes and the 2049 Notes are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the First Supplemental Indenture and the Second Supplemental Indenture, respectively.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, to general principles of equity and to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture or the Securities where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist.

We note that (a) the designation in Section 115 of the Base Indenture of the U.S. federal courts located in the Borough of Manhattan, The City of New York as the venue for actions or proceedings arising out of or relating to the Base Indenture or the Securities, the designation in Section 301 of each of the First Supplemental Indenture and the Second Supplemental Indenture of the U.S. federal courts located in the Borough of Manhattan, The City of New York as the venue for actions or proceedings arising out of or relating to the First Supplemental Indenture and the Second Supplemental Indenture, respectively, are (notwithstanding the waivers in Section 115 of the Base Indenture and Section 301 of each of the First Supplemental Indenture and the Second Supplemental Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding and (b) the enforceability in the United States of the waiver in Section 115 of the Base Indenture and Section 301 of each of the First Supplemental Indenture and the Second Supplemental Indenture by the Company of any immunity from jurisdiction or to service of process is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976.

We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding

América Móvil, S.A.B. de C.V., p. 3

U.S. federal statute and no controlling U.S. federal court decision on this issue. Accordingly, we express no opinion as to whether a U.S. federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order the conversion of the judgment into U.S. dollars.

We express no opinion as to the enforceability of the judgment currency indemnities in Section 1010 of the Base Indenture.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the incorporation by reference of this opinion in the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement under the heading “Validity of Securities” and in any prospectus supplements related thereto under the heading “Validity of the Notes” as counsel for the Company who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Nicolas Grabar
Nicolas Grabar, a Partner